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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                  ALUMAX INC.
                           (NAME OF SUBJECT COMPANY)

                             AMX ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                          ALUMINUM COMPANY OF AMERICA
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  022197 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           LAWRENCE R. PURTELL, ESQ.
                          ALUMINUM COMPANY OF AMERICA
                               425 SIXTH AVENUE
                        PITTSBURGH, PENNSYLVANIA 15219

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------

                                With copies to:
                            J. MICHAEL SCHELL, ESQ.
                            MARGARET L. WOLFF, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000
                                MARCH 13, 1998

                           CALCULATION OF FILING FEE

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
            TRANSACTION VALUATION*             AMOUNT OF FILING FEE
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
               $1,350,000,000                        $270,000
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

* Note: Estimated for purposes of calculating fee only. The transaction value set forth above is based upon the purchase of 27,000,000 shares of common stock, par value $.01 per share, of Alumax Inc. at $50 per share in cash.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

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

 CUSIP No.: 022197 10 7              14D-1  Page   of   Pages


  1.  NAMES OF REPORTING PERSONS: Aluminum Company of America
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 25-0317820

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  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a) [_]
                                                                       (b) [_]

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  3.  SEC USE ONLY

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  4.  SOURCE OF FUNDS:
      WC, OO

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  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) or 2(f)                                       [_]

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  6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
      Pennsylvania

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  7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      None

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  8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES                                                               [_]

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  9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
      0%

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  10. TYPE OF REPORTING PERSON:
      CO

 CUSIP No.: 022197 10 7              14D-1   Page   of   Pages


  1.  NAMES OF REPORTING PERSONS: AMX Acquisition Corp.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

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  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) [_]
                                                                      (b) [_]

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  3.  SEC USE ONLY

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  4.  SOURCE OF FUNDS:
      AF

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  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) or 2(f)                                      [_]

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  6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
      Delaware

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  7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      None

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  8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES                                                              [_]

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  9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
      0%

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  10. TYPE OF REPORTING PERSON:
      CO

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by AMX Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Aluminum Company of America, a Pennsylvania corporation (the "Parent"), to purchase up to 27,000,000 shares of common stock, par value $.01 per share (the "Shares"), of Alumax Inc., a Delaware corporation (the "Company"), at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated March 13, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Alumax Inc., which has its principal executive offices at 3424 Peachtree Road, N.E., Suite 2100, Atlanta, Georgia 30326.

  (b) The class of equity securities being sought is up to 27,000,000 Shares. The information set forth in the Introduction and "Section 1. Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in "Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is filed by the Purchaser and the Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of the Parent and the Purchaser, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of the Parent and the Purchaser are set forth in the Introduction, "Section 8. Certain Information Concerning the Parent and the Purchaser" and Schedule I of the Offer to Purchase and are incorporated herein by reference.

  (e) and (f) During the last five years, none of the Purchaser or the Parent, and, to the best knowledge of the Purchaser and the Parent, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth in "Section 8. Certain Information Concerning the Parent and the Purchaser" and "Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in the Introduction, "Section 7. Certain Information Concerning the Company," "Section 8. Certain Information Concerning the Parent and the Purchaser," "Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement" and "Section 11. Purpose of the Offer; Plans for the Company after the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(c) The information set forth in "Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the Introduction, "Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement" and "Section 11. Purpose of the Offer; Plans for the Company after the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in "Section 13. Effect of the Offer on the Market for Shares; Exchange Listing; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in "Section 8. Certain Information Concerning the Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, "Section 8. Certain Information Concerning the Purchaser and the Parent," "Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement" and "Section
11. Purpose of the Offer; Plans for the Company after the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in "Section 8. Certain Information Concerning the Parent and the Purchaser " of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in "Section 11. Purpose of the Offer; Plans for the Company after the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) and (e) The information set forth in "Section 14. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Section 13. Effect of the Offer on the Market for the Shares; Exchange Listing; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase, Letter of Transmittal, the Press Release dated March 9, 1998 and the Agreement and Plan of Merger, dated as of March 8, 1998, among the Parent, the Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2),
(a)(8) and (c)(1), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Form of Offer to Purchase dated March 13, 1998.
  (a)(2) Form of Letter of Transmittal.
  (a)(3) Form of Notice of Guaranteed Delivery.
  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
  (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
  (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
  (a)(7) Summary Advertisement as published in The Wall Street Journal on March 13, 1998.
  (a)(8) Press Release issued by the Parent and the Purchaser on March 9,
         1998.
  (b)    None.
  (c)(1) Agreement and Plan of Merger, dated as of March 8, 1998, among the Parent, the Purchaser and the Company. (Incorporated by reference to Exhibit 2 to the Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed with the Commission on March 11, 1998.)
  (d)    None.
  (e)    Not applicable.
  (f)    None.
  (g)(1) Complaint filed in Giannone v. Alumax et al., Court of Chancery of the State of Delaware in and for New Castle County, March 9, 1998.
  (g)(2) Complaint filed in Kwalbrun v. Brown et al., Court of Chancery of the State of Delaware in and for New Castle County, March 9, 1998.
  (g)(3) Complaint filed in Roncini v. Alumax et al., Court of Chancery of the State of Delaware in and for New Castle County, March 9, 1998.
  (g)(4) Complaint filed in Levine v. Brown et al., Court of Chancery of the State of Delaware in and for New Castle County, March 11, 1998.
  (g)(5) Compliant filed in Kretschmar v. Alumax et al., Court of Chancery of the State of Delaware in and for New Castle County, March 12, 1998.

                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          AMX Acquisition Corp.


                                          By: /s/ Richard B. Kelson
                                             -------------------------------
                                           Name: Richard B. Kelson
                                           Title: Vice President and Treasurer

Dated: March 13, 1998

                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          Aluminum Company of America


                                          By: /s/ Richard B. Kelson
                                              --------------------------------
                                           Name:Richard B. Kelson
                                           Title: Executive Vice President and
                                                  Chief Financial Officer

Dated: March 13, 1998

                                 EXHIBIT INDEX

EXHIBIT                                                      PAGE IN SEQUENTIAL
 NO.                                                          NUMBERING SYSTEM
-------                                                      ------------------
(a)(1) Form of Offer to Purchase dated March 13, 1998.
(a)(2) Form of Letter of Transmittal.
(a)(3) Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter to Brokers, Dealers, Commercial
       Banks, Trust Companies and Nominees.
(a)(5) Form of Letter from Brokers, Dealers, Commercial
       Banks, Trust Companies and Nominees to Clients.
(a)(6) Form of Guidelines for Certification of Taxpayer
       Identification Number on Substitute Form W-9.
(a)(7) Summary Advertisement as published in The Wall
       Street Journal on March 13, 1998.
(a)(8) Press Release issued by the Parent and the Purchaser
       on March 9, 1998.
(c)(1) Agreement and Plan of Merger, dated as of March 8,
       1998, among the Parent, the Purchaser and the
       Company. (Incorporated by reference to Exhibit 2 to
       the Parent's Annual Report on Form 10-K for the
       fiscal year ended December 31, 1997, filed with the
       Commission on March 11, 1998.)
(g)(1) Complaint filed in Giannone v. Alumax et al., Court
       of Chancery of the State of Delaware in and for New
       Castle County, March 9, 1998.
(g)(2) Complaint filed in Kwalbrun v. Brown et al., Court
       of Chancery of the State of Delaware in and for New
       Castle County, March 9, 1998.
(g)(3) Complaint filed in Roncini v. Alumax et al., Court
       of Chancery of the State of Delaware in and for New
       Castle County, March 9, 1998.
(g)(4) Complaint filed in Levine v. Brown et al., Court of
       Chancery of the State of Delaware in and for New
       Castle County, March 11, 1998.
(g)(5) Complaint filed in Kretschmar v. Alumax et al.,
       Court of Chancery of the State of Delaware in and
       for New Castle County, March 12, 1998.